================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES EXCHANGE OF 1934


                             BE SAFE SERVICES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


     STATE OF DELAWARE                                  11-3479172
-------------------------------                    -------------------
(State or other jurisdiction of                     (I.R.S. Employer
 incorporation or organization)                    Identification No.)


                 62-45 WOODHAVEN BOULEVARD, REGO PARK, NEW YORK 11374
                 ----------------------------------------------------
                    (Address of Principal Executive Offices)


                                 (718) 651-5400
                            ------------------------
                            Issuers telephone number


Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:


                                  COMMON STOCK
                                -----------------
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

HISTORY

     Be Safe Services, Inc., which we sometimes refer to here as the Company was organized in the State of Delaware on March 16, 1999. We were formed to distribute, install and service alarm and surveillance systems. We also intend to provide our customers with enhanced services that include:

        -   extended service protection;
        -   patrol and alarm response;
        -   two-way voice communication;
        -   pager service;
        -   medical information service;
        -   cellular back-up; and
        -   mobile security service.

BUSINESS

     Our principal activity will be responding to the immediate security and safety needs of our customers 24 hours a day. It is expected that the majority of our revenue will be generated from installing, maintaining and monitoring alarm systems in our customers' homes and businesses.

     We intend to provide our services to the residential (both single family and multifamily residences), commercial and wholesale customers. We believe that the residential customer is the most attractive segment of the alarm business because of a lower percentage of residences currently having alarms versus businesses and therefore this segment has the largest potential for growth and higher gross margins.

     In the New York metropolitan area a large percentage of the population reside in multifamily dwellings. We intend to market our products and services primarily to developers, building owners, cooperative boards and managers of apartment complexes. We believe this targeted group is the most effective means of generating sales in the multifamily dwelling market.

THE SECURITY ALARM INDUSTRY

     The North American security industry is large, growing rapidly and characterized by a high degree of fragmentation and a lower percentage of residences having alarms versus businesses. We believe that several favorable demographic trends, including the aging


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

population, two-income families, home officing, as well as a strong economy and increased perception of crime have all contributed to an increased demand for security alarms and related services.

OPERATIONS

     Our operations will consist principally of installing security alarms systems, alarm monitoring and customer service functions.

     Security alarm systems include many different types of devices installed at customers' premises designed to detect or to react to various occurrences or conditions, such as intrusion or the presence of fire or smoke. In general, systems for multifamily and residential applications tend to be smaller in size than those used by commercial customers, and also tend to generate a lower level of alarm signals than in commercial applications. These devices are connected to a computerized control panel that communicates through the phone lines to a service center. In most systems, control panels can identify the nature of the alarm and the areas within a building where the sensor was activated, and can transmit that information to a central monitoring station.

     The basic system to be sold by us will include monitoring of the front and back doors of a home, one keypad, an interior motion detection device, a central processing unit with the ability to communicate signals to our central monitoring station, a panic button, a siren, window decals and a yard sign. This basic system often will be offered for little or no up-front price, but will be sold to a customer with additional equipment customized to a customer's specific needs. Such equipment add-ons include additional perimeter and interior protection, fire protection devices (heat and smoke detectors), environmental protection devices (freeze sensors and water detectors, additional panic buttons and home automation devices (lighting or appliance controls).

Customer Contracts

     Our alarm monitoring customer contracts generally will have initial terms ranging from one to five years in duration, and provide for automatic renewals for a fixed period (typically one year) unless we or the customer elects to cancel the contract at the end of its term.

     Typically, we will sign customers to alarm monitoring contracts that include a bundled monthly charge for monitoring, extended service protection and a rebate against the homeowners' insurance deductibles in the event of a loss. Extended service protection covers the normal costs of repair of the security system after the expiration of the security system's initial warranty period. A typical homeowners insurance policy carries a deductible, usually between $100 and $1,000. Our proposed rebate program will cover the customer for the deductible portion of their homeowner's insurance. Although a customer may elect to sign an alarm monitoring contract that excludes extended service protection, few customers choose to do so, and we believe the bundling of monitoring and extended service protection provides additional value to customers and allows us to provide more efficient field repair services.

     We intend to contract with several independent companies to provide central station monitoring for our customers. These centers operate 24 hours per day, seven days a week, including all holidays. Each operator within a service center monitors a computer screen that


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


presents real-time information concerning the nature of the alarm signal, the customer whose alarm has been activated, and the premises on which such alarm is located. Each operator receives training that includes familiarization with substantially every type of alarm system in our customer base. This enables the operator to tell customers how to turn off their systems in the event of a false alarm, thus reducing the instances in which a field service person must be dispatched. All telephone conversations are automatically recorded. Other non-emergency administrative signals are generated by low battery status, deactivation and reactivation of the alarm monitoring system, and test signals, and are processed automatically by computer.

Enhanced Services

     As a means to increase revenues and to enhance customer satisfaction, we will offer customers an array of enhanced security services, including extended service protection and several different types of alarm verification. These services position us as a full service provider and give dealers more features to sell in their solicitation of new customers. We intend to actively solicit our customers for interest in these services. The following provides additional detail on enhanced services:

     - Extended Service Protection, which covers the normal costs of repairing the system during normal business hours, after the expiration of the initial warranty period.

     - Two-Way Voice Communication (Remote Audio Verification), which consists of the ability, in the event of an alarm activation, to listen and to talk to persons at the monitored premises from the service center through speakers and microphones located within the premises. Among other things, such remote audio verification helps us to determine whether an alarm activation is a false alarm.

     - Supervised Monitoring Service, which allows the alarm system to send various types of signals containing information on the use of the system, such as which users armed or disarmed the system and at what time of the day. This information is supplied to customers for use in connection with the management of their households or businesses. Supervised monitoring service can also include a daily automatic test feature.

     - Pager Service, which provides the customer with standard pager services that also enables us to reach the customer in the event of an alarm activation.

     - Wireless Back-Up, which permits the alarm system to send signals over a cellular telephone or dedicated radio system, in the event that regular telephone service is interrupted.

     - Alarm Response and Patrol Service, which provides customers in selected markets with rapid, on-premises response to and verification of alarms by armed officers.

     - Medical Information Service, which provides a responder with our customers' specific medical needs, as well as emergency contacts whether home or away.

ADVERTISING AND MARKETING

     We intend to use local radio, local newspaper and direct mail with promotional messages to create sales leads and general brand awareness.

COMPETITION

     The security alarm industry is highly competitive and highly fragmented in metropolitan New York. Based on number of residential customers, the top five alarm companies in the New York metropolitan area, as estimated by management, are:

     -    ADT Security Services, a subsidiary of Tyco International, Inc.
          ("ADT");

     -    Protection One;

     -    Security Link from Ameritech, Inc., a subsidiary of Ameritech
          Corporation;

     - Brinks Home Security Inc., a subsidiary of The Pittston Services Group of North America; and

     -    Honeywell Inc.

     Competition in the security alarm industry is based primarily on reliability of equipment, market visibility, services offered, reputation for quality of service, price and the ability to identify and to solicit prospective customers as they move into homes. We believe that we compete effectively with other national, regional and local security alarm companies due to Management's reputation for being a reliable equipment and service provider, our prominent presence in the areas in which we intend to do business, our ability to offer combined monitoring, repair and enhanced services which are similar to the larger companies we complete with, our low cost structure in light of our low overhead and our marketing alliances with developers, building owners, cooperative boards and managers of apartment complexes.

REGULATORY MATTERS

     A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. Such measures include:

     - subjecting alarm monitoring companies to fines or penalties for transmitting false alarms;

     - permitting of individual alarm systems and the revocation of such permits following a specified number of false alarms;

     -    imposing fines on alarm customers for false alarms;

     - imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms; and

     - requiring further verification of an alarm signal before the police will respond.

     Our operations are subject to a variety of other laws, regulations and licensing requirements of both domestic and foreign federal, state, and local authorities. In certain jurisdictions, we are required to obtain license or permits, to comply with standards governing employee selection and training, and to meet certain standards in the conduct of our business. Many jurisdictions also require certain of our employees to obtain licenses or permits. Those employees who serve as patrol officers are often subject to additional licensing requirements, including firearm licensing and training requirements in jurisdictions in which they carry firearms.

     The alarm industry is also subject to requirements imposed by various insurance, approval, listing, and standards organizations. Depending upon the type of customer served, the type of security service provided, and the requirements of the applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

     Our advertising and sales practices are regulated in the United States by both the Federal Trade Commission and state consumer protection laws. In addition, certain administrative requirements and laws of the foreign jurisdictions in which we operate also regulate such practices. Such laws and regulations include restrictions on the manner in which we promote the sale of our security alarm systems, the obligation to provide purchasers of our alarm systems with certain rescission rights and certain foreign jurisdictions' restrictions on a company's freedom to contract.

     Our alarm monitoring business utilizes telephone lines and radio frequencies to transmit alarm signals. The cost of telephone lines and the type of equipment which may be used in telephone line transmission are currently regulated by both federal and state governments. The Federal Communications Commission and state public utilities commissions regulate the operation and utilization of radio frequencies. In addition, the laws of certain of the foreign jurisdictions in which we operate regulate the telephone communications with the local authorities.

     At present we are in compliance with all of the above discussed regulations. We do not anticipate any difficulties peculiar to our operations in complying with future governmental regulations.

RISK MANAGEMENT

     The nature of the services provided by us potentially exposes us to greater risks of liability for employee acts or omissions, or system failure, than may be inherent in other businesses. Substantially all of our alarm monitoring agreements and other agreements, pursuant to which we sell our products and services contain provisions limiting liability to customers in an attempt to reduce this risk.

     We intend to carry insurance of various types, including general liability and errors and omissions insurance in amounts management considers adequate and customary for our industry and business. Our loss experience, and the loss experiences at other security service companies, may affect the availability and cost of such insurance. Certain insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence.

EMPLOYEES

     At March 31, 1999 we employed two individuals on a full time basis, of which one is an executive officer. Ultimately, we expect to maintain a staffing level of at least 15 to 20 employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS.

REVIEW OF OPERATING RESULTS

     We are a start-up company and have had no operating history nor any revenues from earnings from operations. The success of our proposed plan of operation will depend to a great extent on management's abilities to implement our business plan.

CAPITAL NEEDS AND FUTURE REQUIREMENTS

     We have raised, as of May 15, 1999, an aggregate of approximately $16,500. While these monies have allowed us to commence minimal operations, it is not enough to sustain our business plan. In order for us to begin full operations we will need to raise cash immediately. We do not have enough funds to sustain our business for the next twelve months, accordingly, we will need to raise cash during the next twelve months. Upon the effectiveness of this Registration Statement, we intend to raise funds for the expansion of our business and possible business acquisitions. There can be no assurance as to our ability to raise additional funds and there can be no assurances that we will be able to continue as an ongoing concern.

     At present we do not have any expected purchases of a plant or significant equipment. Additionally, upon raising additional cash, we intend to staff the Company with at least 15 to 20 employees.

YEAR 2000

     We have reviewed our internal computer systems and products and their capability of recognizing the year 2000 and years thereafter. All software utilized by us is year 2000 compliant. Accordingly, there is no need to identify suppliers or third party service providers to identify and solve external weaknesses. The Company does not anticipate any year 2000 problems and has not developed a contingency plan. We expect that any costs relating to ensuring such systems to be year 2000 compliant will not be material to our financial condition or results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     Our corporate offices are located at 62-45 Woodhaven Boulevard, Rego Park, New York 11375. We occupy approximately 500 square feet at a rental of $200.00 per month from Mr. Jordan Erber, our Chairman and CEO. We believe that the rental rate is fair and reasonable. We occupy this space on a month to month basis. Our management believes the space is adequate to satisfy our customers need at present. As we grow, the current space will be insufficient, however, there is adequate space available in the area and management believes a move can be accomplished with minimal or no disruption to its operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     This table describes the current ownership of our outstanding Common Stock by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the company's outstanding Common Stock; and (iii) all of our officers and directors as a group:



                                                                     Amount and
                           Name and Address of                 Nature of Beneficial                Percent of
Title of Class              Beneficial Owner                          Owner                           Class
--------------             -------------------                 --------------------                ----------
Common Stock               Jordan Erber                                778,000                        17.16%
                           62-45 Woodhaven Blvd.
                           Rego Park, NY  11374

Common Stock               Kathleen LaVeglia                           290,000                         6.39%
                           205-48 Brian Crescent
                           Bayside, NY  11360

Common Stock               Robert Dehmer                                10,000                          .22%
                           171-31 21st Avenue
                           Whitestone, NY  11357

Common Stock               Harriet Zahner                              478,000                        10.54%
                           571 Oak Drive
                           Far Rockaway, NY 11691

Common Stock               Randi Hagler                                300,000                         6.62%
                           924 Northfield Road
                           Woodmere, NY  11598

Common Stock               David Zahner                                300,000                         6.62%
                           848 Dickens Street
                           Woodmere, NY  11598



                                                                     Amount and
                           Name and Address of                 Nature of Beneficial                Percent of
Title of Class              Beneficial Owner                          Owner                           Class
--------------             -------------------                 --------------------                ----------
Common Stock               LNE Trading Corp.                           643,000                        14.17%
                           18 Weston Place
                           Lawrence, NY  11559

Common Stock               Lottie Smolar                               300,000                         6.62%
                           63-04 108 Street, Apt. 3E
                           Forrest Hills, NY  11375

All officers and Directors
as a group (3 persons)                                               1,078,000                        23.77%



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     This table describes our current directors and executive officers:

Name                              Age        Title
----                              ---        -----
Jordan Erber                       39       President,  Treasurer and Chairman
                                            of the Board
Kathleen LaVeglia                  43       Secretary & Director
Robert Dehmer                      26       Director

Jordan Erber - President & Chairman of the Board of Directors - Mr. Erber has been the Company's President, Treasurer and Chairman of the Board since its inception. Since 1983 Mr. Erber has been President of Around the Clock Locksmith Inc. Mr. Erber has been a licensed locksmith since 1981 and he has a license from the New York State Burglar & Fire organization. This license was issued to Mr. Erber upon the completion of a 60 hour course in the installation, wiring and diagnostics of alarm systems. This license is required in the State of New York to install and service burglar and fire alarms.

Kathleen LaVeglia - Secretary & Director - Ms. LaVeglia has been Secretary and a Director of the Company since its inception. Since 1992 Ms. LaVeglia has been a teacher employed by the Board of Education, City of New York. Ms. LaVeglia had been employed for eleven years as a Bookkeeper at Sieger & Smith Inc. Ms. LaVeglia holds an Associates Degree from Queens Borough College in New York.

Robert Dehmer - Director - Mr. Dehmer has been a Director of the Company since its inception. Since 1993 Mr. Dehmer has been an assistant teacher employed by the Board of Education, City of New York. Mr. Dehmer is currently attending Queensboro College in New York. Mr. Dehmer is a licensed real estate agent.

     Our directors serve in their positions until the next annual meeting of stockholders or until the director's successors have been elected and qualified. Our executive officers are appointed by our Board of Directors and serve at the discretion of the Board.


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


ITEM 6. EXECUTIVE COMPENSATION

     Our President, Mr. Jordan Erber is currently compensated at the rate of $500 per month. As we begin to generate revenues it is anticipated that Mr. Erber will be paid the salary of $60,000 annually. Additionally, Mr. Erber will receive a 5% commission on gross sales initiated by him.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

     Each Director will receive $500 for attending no less than 50% of the Board meetings in that year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We were incorporated on March 16, 1999 with a total authorized shares of 20,000,000, $0.0001 par value shares. On March 26, 1999 we issued an aggregate of 1,078,000 restricted shares of our Common Stock to the founders of the Company, Jordan Erber, the Company's President (778,000), Kathleen LaVeglia, the Company's Secretary (290,000) and Robert Dehmer, a director of the Company (10,000), at par value. As part of this distribution, 478,000 shares were sold to Harriet Zahner, 300,000 shares to Randi Hagler, 300,000 shares to David Zahner, 643,000 shares to LNE Trading Corp. and 300,000 shares to Lottie Smolar. Other than the fact that each of the foregoing shareholders own in excess of 5% of the shares of the Company, none of them are affiliates of the Company nor are they related to any of the Company's officers or directors. On March 26, 1999 we sold 3,432,000 shares to 25 investors at par value. On March 31, 1999 we sold 10,000 shares to 100 investors for $0.10 per Share. On April 6, 1999 we sold 15,000 shares to three investors for $1.00 per Share.

ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     We are authorized to issue 20,000,000 shares of Common Stock, $.0001 par value. At this time, we have 4,535,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the shareholder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive dividends as may be declared by the Board of Directors; and, (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Our Common Stock is not subject to redemption and carries no rights to purchase other securities of the Company. Our Common Stock is non-assessable. Our transfer agent is Executive Registrar & Transfer Company, Inc., P.O. Box 56517, Phoenix, AZ 85079.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no trading market for our Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has received a no further comment letter from the Securities and Exchange Commission with respect to this filing. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) MARKET PRICE. Our Common Stock is not quoted at the present time.

     Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

     (b) HOLDERS. There are 131 holders of our Common Stock. In March and April 1999, we issued a total of 4,535,000 of our Common Stock to these persons for a total of $16,451 in cash.

     (c) DIVIDENDS. We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have not had any changes in accountants nor have we had any disagreements with accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On March 26, 1999, we issued an aggregate of 1,078,000 shares of our Common Stock to Jordan Erber (778,000), Kathleen LaVeglia (290,000) and Robert Dehmer (10,000) for $107.80. We relied on the exemption from registration at Section 4(2) of the Securities Act of 1933 for non-public offerings.

     On March 26, 1999, we sold an aggregate of 3,432,000 shares of our Common Stock to 25 purchasers for $343.20. The offering was conducted under Regulation D, Rule 504 of the Securities Act of 1933.

     On March 31, 1999, we sold an aggregate of 10,000 shares of our Common Stock to 100 purchasers for $1,000. The offering was conducted under Regulation D, Rule 504 of the Securities Act of 1933.

     On April 6, 1999, we sold 15,000 shares of our Common Stock to three purchasers for $15,000. The offering was conducted under Regulation D, Rule 504 of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Pursuant to our certificate of incorporation and by-laws, attached as Exhibits hereto, we shall indemnify our directors, officers, employees and agents to the full extent permissible under the General Corporation Law of the State of Delaware, as effective from time to time, or any other applicable law.

     Under Section 145 of the Delaware General Corporation Law, we have the power to indemnify directors, officers, employees and agents under certain prescribed circumstances against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director, officer, employee, or agent of the company if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy.

     Our certificate of incorporation and by-laws provide that no director of shall be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for paying a dividend or approving a stock repurchase which was illegal under section 174 of the Delaware General Corporation Law; or
(iv) for any transaction from which the director derived an improper benefit.

PART F/S

     Attached is the audited balance sheet for the Company for the period ended March 31, 1999. The following financial statements are attached to this report and filed as a part thereof. See pages F-1 through F-4.

     1.   Table of Contents

     2.   Report of Independent Certified Public Accountants

     3.   Balance Sheet

     4.   Notes to the Balance Sheet

PART III

ITEM 1   Index to Exhibits

Exhibit
Number   Description                             Location
-------- -----------                             ---------

3.1      Certificate of Incorporation of         Filed electronically in the
         Be Safe Services, Inc.                  initial filing

3.2      By-laws of Be Safe Services, Inc.       Filed electronically in the
                                                 initial filing

4.1      Specimen of Common Stock Certificate    To be filed by Amendment

27       Financial Data Schedule                 Filed electronically herewith


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

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Be Safe Services, Inc.



Date: August 10, 1999                    By:    /s/ JORDAN ERBER
                                             --------------------------------
                                                    Jordan Erber, President

                             BE SAFE SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS

                   FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                             THROUGH MARCH 31, 1999

                             BE SAFE SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS

                   FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                             THROUGH MARCH 31, 1999



                                    CONTENTS
                                                                      PAGE
                                                                      ----
     Accountants' audit report .....................................   2
     Balance sheet .................................................   3
     Statement of changes in stockholders' equity ..................   4
     Statement of cash flows .......................................   5
     Notes to the financial statements .............................   6

                          [WEISS & COMPANY LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Be Safe Services, Inc.


We have audited the accompanying balance sheet of Be Safe Services, Inc. (a development stage company) as of March 31, 1999, and the related statements of changes in stockholders' equity, and cash flows for the period March 26, 1999 (inception) through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Be Safe Services, Inc. (a development stage company) as of March 31, 1999, and the related statements of changes in stockholders' equity, and cash flows for the period March 26, 1999 (inception) through March 31, 1999 in conformity with generally accepted accounting principles.




/s/ WEISS & COMPANY
----------------------
    Weiss & Company


New York, New York
April 20, 1999

                             BE SAFE SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                                 MARCH 31, 1999

                                     ASSETS


   Cash ......................................................   $2,128


                      LIABILITIES AND SHAREHOLDERS' EQUITY

   Loans from officers .......................................   $  687

   Common stock, par value $.0001, 20,000,000 shares
    authorized, 4,520,000 shares issued and outstanding ......      452
   Additional paid-in capital ................................      999
   Accumulated deficit .......................................      (10)
                                                                  -----
       Total shareholders' equity ............................    1,441
                                                                  -----
                                                                 $2,128
                                                                 ======


                    See accountants' audit report and notes.

                             BE SAFE SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                   FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                             THROUGH MARCH 31, 1999




                               Common     Paid-in    Retained
                               Stock      Capital    Earnings     Total
                             ---------   ---------  ----------   --------
Stockholders' equity,
   March 26, 1999 .........  $  --        $ --      $   --        $  --

Issuance of common stock,
  4,510,000 shares ........     451         --          --           451

Issuance of common stock,
   10,000 shares ..........       1         999         --         1,000

Net loss ..................     --          --         (10)          (10)
                             ------       -----     ------        ------
Stockholders' equity,
  March 31, 1999 ..........  $  452       $ 999     $  (10)       $1,441
                             ======       =====     ======        ======

                    See accountants' audit report and notes.

                             BE SAFE SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS

                   FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                             THROUGH MARCH 31, 1999


Operating activities
  Net loss ...................................................   $  (10)
                                                                 ------
     Net cash used in operating activities ...................      (10)
                                                                 ------
Financing activities
  Proceeds from officers' loan ...............................      687
  Proceeds from issuance of common stock .....................    1,451
                                                                 ------
     Net cash provided by financing activities ...............    2,138
                                                                 ------
Net increase in cash .........................................    2,128

Cash, beginning of period ....................................     --
                                                                 ------
Cash, end of period ..........................................   $2,128
                                                                 ======

                    See accountants' audit report and notes.

                             BE SAFE SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

Note 1 - General

         The Company was incorporated in the State of Delaware on March 16, 1999. As of March 31, 1999, the Company had not yet commenced its business operations, and is, therefore, considered a development stage entity.


Note 2 - Loans from officers

         This includes non-interest-bearing demand loans.


Note 3 - Stockholders' Equity

         On March 26, 1999, the company issued 4,510,000 shares of common stock for $451. 1,078,000 of said shares were issued to officers of the Company.

         On March 30, 1999, the company issued 10,000 shares of common stock for $1,000.


Note 4 - Subsequent events

         On April 6, 1999, the company issued 15,000 shares of common stock for $15,000.